UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
        ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lulabop Inc. (dba Heroclip)

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Washington

Date of organization
November 30, 2015

Physical address of issuer
3815 S Othello St., Ste 100 #342 Seattle, WA 98118

Website of issuer
https://myheroclip.com/

Current number of employees
3 full-time employee, 1 part-time employee

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$981,685	$936,891
Cash & Cash Equivalents	$329,247	$281,983
Accounts Receivable	$121,394	$142,588
Short-term Debt	$1,028,236	$1,025,792
Long-term Debt	N/A	N/A
Revenues/Sales	$2,383,072	$2,020,584
Cost of Goods Sold	$993,287	$721,562
Taxes Paid	$1,169	N/A
Net Income	($348,498)	($399,998)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2021

Lulabop, Inc. (dba Heroclip)



Up to $1,070,000 of Series Seed-2 Preferred Stock

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Lulabop, Inc. (dba Heroclip) was incorporated on November 30, 2015 under the laws of the State of Washington, and is headquartered in Seattle, Washington. The Company's primary products are carabiner clips that hold 40 to 60 pounds of gear depending on the size of the clip, which each swivel 360 degrees, and they are compact and easy to store.

The Company is located at 3815 S Othello St., Ste 100 #342 Seattle, WA 98118.

The Company's website is https://myheroclip.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, it will be ramping up cash burn to promote revenue growth, fund further R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company has engaged in related party transactions. During the year-ended December 31, 2019, the spouse of Mina Yoo, the Company's largest shareholder and CEO, loaned funds for the Company's operations. These loans bear interest at a rate of 1.5% per month. As of December 31, 2019, the outstanding principal amount was $105,000. These loans are recorded under "Related party loan" on the balance sheet. The Company recognized interest expenses of $17,550 in connection with related party loans during the year ended December 31, 2019. As of the date hereof, the outstanding amount of these loans is approximately $68,600. Additionally, the Company has issued an outstanding Promissory Note to NWSRI LLC, which is an entity beneficially owned by Shaula Massena, a member of the Company's Board of Directors. The outstanding principal amount of this note is $50,000.

The Company entered into a number of loans during 2019, which have been paid back in full. The total principal amount of these promissory notes was $350,000 as of December 31, 2019. The notes had an interest rate of 15% per annum, and the Company accrued interest amounting to $1,759 for the year ended December 31, 2019. These notes have been paid in full and are no longer outstanding.

The Company entered into a number of loans in June 2020, which remain outstanding. The total outstanding principal amount of these promissory notes is $300,000 as of the date hereof. The notes bear interest at 15% per annum. The notes have a 2% loan fee payable on the date of issuance. The maturity date is 8 months after the date of issuance. In the event of a default and if the holders representing a majority of the principal amount of the notes are amenable to a one-year extension, certain provisions of such notes will be changed, as follows: the interest rate shall increase to 18% per annum, the Company shall issue warrants to the note holders to purchase shares of common stock in the aggregate amount of 2% of the Company's fully-diluted capitalization, and the Company shall pay the holders of the notes a loan fee of 3% payable the day of the agreed extension.

The Company is authorized to issue a large number of additional shares of Common Stock. The Company may decide to raise additional capital through the sale of additional shares of Common Stock in the future, which may cause dilution to the purchasers of Series Seed-2 Preferred Stock. Because the Company is authorized to issue a large number of shares of Common Stock, the Investors in this Offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The Company is authorized to issue a large number of shares of Series Seed Preferred Stock. The Company may decide to raise additional capital through the sale of shares of Series Seed Preferred Stock in the future, which may cause dilution to the Investors. Because the Company is authorized to issue a large number of shares of Series Seed Preferred Shares, the Investors in this offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees and service providers. The price per share of the Series Seed-2 Preferred

Stock has been calculated assuming a total reserved option pool of 700,000 shares of common stock, of which there is an unallocated option pool of 180,440 shares of common stock as of immediately prior to this Offering, and which may not account for all additional options the Company will issue after the Offering and may not provide adequate protection against the dilution Investors may face due to such additional issuances. Any option issuances by the Company over the unallocated pool of 180,440 shares of common stock will dilute your equity ownership percentage.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
We provide the equipment to organize the world's gear and make it accessible whenever you need it, wherever you need it—so you can do more of what matters.

Business Plan
Several years ago, after having a new baby and summiting Mt. Rainier within months of each other, Heroclip creator Mina Yoo had the profound realization that two hands were simply not enough to handle all the gear that comes with living a full life. After an exhaustive and fruitless search for a tool that would hold her gear exactly where she wanted it so she could take a load off and do what she loved to do instead, she decided to invent the extra hand she needed, in the simplest form possible. With a Kickstarter campaign that pre-sold thousands of units, Mina realized that she was onto something—who doesn't need an extra hand?

In 2017, after a year of receiving customer feedback from around the world, Mina realized that they were using Heroclips in ways that she would have never imagined and that these customers' daily lives were truly improved by this simple and unassuming, but powerful tool. Realizing the potential of Heroclip to be the extra hand that unburdens people and the impact this freedom would have on making daily life easier and more fulfilling, Mina decided to build a team around her to help bring Heroclip to everyone who needs one.

Today, Heroclip is a committed team made of energetic, eager and experienced team members (see profiles of our management team below) and investors from powerful consumer brands like Nike, Stanley, Brooks Running, Amazon and Microsoft. Our vision is to create a ubiquitous Heroclip following through direct-to-consumer, third-party online and wholesale channels, and we are thrilled that we are well on our way.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Dr. Mina Yoo	Chief Executive Officer, Founder, and Inventor	CEO, Founder, and Inventor of the Company (2015–present). Responsibilities include: sales, product development, leadership, strategic vision

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of equity security	Number of shares outstanding	Voting rights	How such security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to this Offering	Other material terms
Common Stock	3,006,583	Yes	N/A	50.545%	N/A
Series Seed Preferred Stock	947,261	Yes	N/A	15.925%	N/A
Series Seed-2 Preferred Stock	1,628,639	Yes	N/A	25.83%	N/A
Warrants to Purchase Common Stock	22,019	Yes, but only after warrants have been exercised	Dilutive upon exercise	0.35%	N/A
Equity Incentive Plan	700,000 reserved under the Plan (519,560 have been issued as option grants)	Yes, but only after options have been exercised	N/A	11.1%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Borrowed Indebtedness; Promissory Notes	Driscoll Foundation; James Bruene; Kathleen Delhagen; LJD Holdings, LLC; NWSRI, LLC; Steven Nichols	Aggregate principal amount of $300,000	125% per annum	Principal and interest payable monthly from date of issuance	Secured by inventory purchased from loan proceeds	Upon demand on or after 2/2/2021	2% loan origination fee. In the event of default, holders of a majority of principal amount of such notes may elect to extend the maturity date for 1 additional year, provided that the interest rate will change to 18%, such holders, collectively, will be issued a warrant to purchase 2% of common stock, and Company will pay 3% loan origination fee.
Borrowed Indebtedness; Promissory Note	Mark Whitmore	$68,600	1.5% per month	Interest-only payable monthly until paid in full; principal payable at discretion of Company.	N/A	N/A	N/A
Consignment inventory financing; Promissory Note	Ouiby Inc. (dba Kickfurther)	$160,485	N/A	Payable monthly based on revenue	Secured by inventory purchased from financing proceeds	Upon demand	N/A

Inventory financing	Amazon Capital Services Inc.	$85,000	16.72%	Payable based on Amazon revenue	Secured by inventory at Amazon warehouse	3/12/2021	N/A
Inventory financing	Clearbanc	$34,783	N/A	Revenue Based	N/A	Upon demand	N/A
Payroll Protection Program Loan through the Small Business Administration	Bank of America	$72,224	1%	Payable at maturity	N/A	5/7/2022	Eligible for forgiveness

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mina Yoo	3,000,000 shares of Common Stock	47.69%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached as Exhibit B of the Form C-AR.

Operations
Lulabop, Inc. (dba Heroclip) was incorporated on November 30, 2015 under the laws of the State of Washington, and is headquartered in Seattle, Washington. The Company's primary products are carabiner clips that hold 40 to 60 pounds of gear depending on the size of the clip, which each swivel 360 degrees, and they are compact and easy to store.

Liquidity and Capital Resources
We have approximately $329,247 in cash on hand as of December 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached as Exhibit B of the Form C-AR.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Initial Closing of Previous Offerings	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred Stock	March 23, 2017	506(b)	Preferred Stock	$526,850	Working capital
Series Seed-2 Preferred Stock	March 23, 2018	506(b)	Preferred Stock	$1,312,500	Working capital
Series Seed-2 Preferred Stock	September 12, 2020	Regulation CF and 506(c)	Preferred Stock	$326,127	Working capital

The above Regulation Crowdfunding offering concurrent with a Regulation D, 506(c) offering was facilitated with intermediary SI Securities, LLC, pursuant to the Form C/A filed August 2020.

Dilution
Even once the shares Series Seed-2 Preferred Stock convert into common stock, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred stock, or warrants) into capital stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur for a hypothetical company is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invested $20,000 to purchase shares that represent 2% of a company valued at $1 million.
- In December 2014, the company was doing very well and sells $5 million of shares to venture capitalists at a pre-money valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company ran into serious problems and in order to stay afloat it raised $1 million at a pre-money valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" (also called a "valuation cap") on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes typically get more shares for their money than new investors. In the event that the financing is a "down round," the holders of the convertible notes, upon conversion of their notes to shares, will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
EACH READER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or specified amount that would be distributed to Purchasers on a liquidation event. The Securities have a 1x participating liquidation preference (as further described above on page 17), meaning that upon a liquidation event, the Purchasers will first be paid the original issue price times the number of Securities they hold plus they will be paid their pro rata share of the remaining proceeds together with holders of Series Seed Preferred Stock and Common Stock (provided that there are sufficient proceeds available in such liquidation event).

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the year-ended December 31, 2019, the spouse of the Company's largest shareholder and CEO loaned funds for the Company's operations. These loans bear interest at a rate of 1.5% per month. As of December 31, 2019, the outstanding amount was $105,000. These loans are recorded under "Related party loan" on the balance sheet. The Company recognized interest expenses of $17,550 in connection with related party loans during the year ended December 31, 2019. As of the date hereof, the outstanding amount of these loans is approximately $68,600. Additionally, the Company has issued an outstanding Promissory Note to NWSRI LLC, which is an entity beneficially owned by Shaula Massena, a member of the Company's Board of Directors. The outstanding principal amount of this note is $50,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Note on Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mina Yoo
_____
(Signature)

Mina Yoo
_____
(Name)

CEO, Founder, principal executive officer, principal financial officer, controller, director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mina Yoo
_____
(Signature)

Mina Yoo
_____
(Name)

CEO, Founder, principal executive officer, principal financial officer, controller, director
_____
(Title)

April 30, 2021
_____
(Date)

/s/ Shaula Massena
_____
(Signature)

Shaula Massena
_____
(Name)

Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/ Meredith Han

(Signature)

Meredith Han

(Name)

Director

(Title)

April 30, 2021

(Date)

/s/ Murali Nallakrishnan

(Signature)

Murali Nallakrishnan

(Name)

Director

(Title)

April 30, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Company Certified Financials

Annual Report
for the period ended December 31, 2020

Prepared on
April 28, 2021

Table of Contents

Company Certification

I, Mina Yoo, certify that the financial statements of Lulabop Inc. DBA Heroclip included in this Unaudited Annual Report for the calendar year ended 31 December 2020 are true and complete in all material respects.

_____

Mina Yoo
CEO
Lulabop Inc.
28 April 2021

Balance Sheet (Unaudited)

As of December 31, 2020

	NOTES	31-Dec-20	31-Dec-19
ASSETS			
Current Assets			
Bank Accounts		329,247	281,983
Accounts Receivable		121,394	142,588
Other Current Assets	3	454,943	418,776
Total Current Assets		**905,583**	**843,346**
Fixed Assets	4	21,503	30,340
Other Assets	5	54,598	63,205
TOTAL ASSETS		**981,685**	**936,891**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable		276,854	348,966
Credit Cards		60,465	79,840
Other Current Liabilities	6	690,917	596,987
Total Current Liabilities		**1,028,236**	**1,025,792**
Total Liabilities		**1,028,236**	**1,025,792**
Equity		**(46,551)**	**(88,901)**
TOTAL LIABILITIES AND EQUITY		**981,685**	**936,891**

Income Statement (Unaudited)

January - December 2020

	NOTES	Dec-20	Dec-19
Income	7	2,383,072	2,020,584
Cost of Goods Sold	8	993,287	721,562
GROSS PROFIT		**1,389,785**	**1,299,022**
OPERATING EXPENSES			
RESEARCH & DEVELOPMENT		51,003	25,012
MARKETING & SALES		804,203	766,071
GENERAL & ADMINISTRATIVE		820,097	779,391
TOTAL OPERATING EXPENSES		**1,675,303**	**1,570,474**
NET OPERATING INCOME		**(285,518)**	**(271,452)**
Other Income		71,810	1,883
Other Expenses	9	(134,790)	(84,345)
NET INCOME		**(348,498)**	**(353,914)**

Statement of Cash Flows (Unaudited)

January 2019 - December 2020

	Dec-20	Dec-19
OPERATING ACTIVITIES		
Net Income	(348,498)	(353,914)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Provided (used) by operating activities:		
Depreciation & Amortization	20,626	61
Changes in Operating Assets & Liabilities		
Trade & Other Receivables	(27,242)	20,589
Inventory	176,342	152,967
Prepayments	(164,073)	(11,906)
Other Current Assets	-	15,030
Trade & Other Payables	(105,207)	(217,026)
Unearned Revenue	78,310	-
Loans and Line of Credit	29,342	551,362
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(3,923)**	**518,525**
Net cash provided by operating activities	**(352,421)**	**164,611**
INVESTING ACTIVITIES		
Machinery, equipment, and furniture	(1,683)	25,482
Vehicles	-	12,853
Software	(1,500)	(33,468)
Industrial Design	(6,407)	-
Patent	6,407	(6,407)
Net cash provided by investing activities	**8,836**	**(8,987)**
FINANCING ACTIVITIES		
Common Stock	987	-
Preferred Stock - PS2	521,127	57,500
Stock Issuance Costs	(132,766)	-
Paid-In Capital or Surplus	1,500	(1,567)
Net cash provided by financing activities	**390,848**	**55,933**
NET CASH INCREASE FOR PERIOD	**47,264**	**211,557**

Statement of Changes in Stockholder's Equity (Unaudited)

As of December 31, 2020

	Common Stock		Preferred Stock		Additional	Accumulated	Accumulated Other	Total Shareholder's
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Comprehensive Loss	Equity
Balance on December 31, 2019	**3,000,000**	**300**	**2,054,876**	**1,669,350**	**351,497**	**(2,110,049)**	**-**	**(88,902)**
Common Stock	6,583	987	-	-	-	-	-	987
Preferred Stock - PS	-	-	-	-	-	-	-	-
Preferred Stock - PS2	-	-	521,024	521,128	-	-	-	521,128
Stock Issuance Costs	-	-	-	-	-	-	(132,766)	(132,766)
Paid-In Capital or Surplus	-	-	-	-	1,500	-	-	1,500
Net Loss	-	-	-	-	-	(348,498)	-	(348,498)
Balance on December 31, 2020	**3,006,583**	**1,287**	**2,575,900**	**2,190,478**	**352,997**	**(2,458,547)**	**(132,766)**	**(46,551)**

Notes to the Financial Statements

1. REVENUE & EXPENSE RECOGNITION

Revenue is recognized in accordance with US GAAP, on an accruals basis, when it is invoiced to the customer.
Expenses are recognized in accordance with US GAAP, on an accruals basis, when they are incurred.

2. INVENTORY

Inventory is recognized in accordance with US GAAP, using the periodic inventory system. Physical inventory counts
are performed on a monthly basis.

3. OTHER CURRENT ASSETS

Other Receivables	48,436	-
Inventory	228,199	404,541
Prepayments	178,308	14,235
Total Other Current Assets	**454,943**	**418,776**

4. FIXED ASSETS

Machinery, equipment, and furniture	3,043	1,360
Software	34,968	33,468
Accumulated Depreciation	(16,507)	(4,488)
Total Fixed Assets	**21,503**	**30,340**

5. OTHER ASSETS

Industrial Design	61,227	54,819
Patent	6,395	12,802
Startup Costs	28,280	28,280
Accumulated Amortization	(41,303)	(32,696)
Total Other Assets	**54,598**	**63,205**

6. OTHER CURRENT LIABILITIES

Sales Tax Payable	6,904	20,625
Unearned Revenue	78,310	-
Loans and Line of Credit		
Skagit LOC	-	23,553
Washington Federal LOC	29,841	-
Investor Loans	296,662	351,759
Related Party Loans	-	121,050
SBA Loan	224,758	-
Amazon Loan	54,443	80,000
Loans and Line of Credit	605,703	576,362
Total Other Current Liabilities	**690,917**	**596,987**

7. INCOME

Gross Product Revenue	2,523,625	2,120,877
Gross Shipping Revenue	36,732	36,976
Discounts	(177,285)	(137,269)
Total Income	**2,383,072**	**2,020,584**

Notes to the Financial Statements (cont.)

8. COST OF GOODS SOLD

Opening Inventory	404,541	557,508
Commissions Paid	26,182	19,060
Purchases	487,581	419,519
Import/Logistics Fees	23,062	2,245
Inbound Shipping	122,896	46,878
Outbound Shipping	157,224	80,893
Closing Inventory	(228,199)	(404,541)
Total Cost of Goods Sold	**993,287**	**721,562**

9. OTHER EXPENSES

Amortization	8,607	7,508
Depreciation	12,019	6,598
Foreign Exchange (Gain) / Loss	723	313
Interest - Bank/Credit Cards	10,788	5,080
Interest - Related Parties	8,340	17,550
Interest - Investor Loans	35,277	33,757
Interest Expense - Other Loans	57,865	970
(Profit)/Loss on Disposal of Assets	-	14,341
Taxes	1,169	(1,770)
Total Other Expenses	**134,789**	**84,346**